Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


Letterhead of John Kim


July 21, 2000

We have some exciting news to share with you. Yesterday, Aetna announced that it has reached an agreement to sell its financial services business to ING Group. As a result, Aeltus will become part of one of the largest financial services companies in the world. We are confident that this change will further enhance our ability to provide our clients with the highest level of professional investment management and service.

We expect the sale to be completed by year end. The Aeltus franchise will then become an independently managed subsidiary of ING Group, a global conglomerate with a market capitalization of over $60 billion, and assets under management estimated at $467 billion. Most importantly, Aeltus will be aligned with a company that has the vision and resources to become the worldwide leader in financial services.

I will continue as CEO of Aeltus, and will assume responsibility for the institutional money management efforts of ING Investment Management - Americas. I assure you that Aeltus remains fully committed to providing high value investment solutions and services to our clients, and maintaining a work environment and culture that retains and attracts key personnel. In fact, as part of the ING organization, we will become even stronger and have access to greater resources to achieve these ends. Our top-flight investment and service professionals remain committed to delivering the best investment results and support for our clients.

Today marks the beginning of a transition process that will take several months. We will be in touch with relevant information as the process unfolds.

We appreciate the trust and confidence you have placed in us. You have my commitment that we will continue to work each day to validate your decision to partner with us. Please feel free to call me or a member of your Aeltus service team with any questions or comments.

Sincerely,

/s/ John

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Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.